

Mail Stop 4561

July 21, 2009

Mr. Robert C. Caller
Executive Vice President, Chief Financial Officer and Treasurer
Bally Technologies, Inc.
6601 S. Bermuda Road
Las Vegas, NV 89119

> **Re: Bally Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 8, 2009**
> **File No. 001-31558**

Dear Mr. Caller:

We have reviewed your response letter dated June 24, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 10, 2009.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Revenue recognition, page F-11

1.   We note your response to prior comment number 2. For arrangements in which the customer purchases the gaming device and you provide the game content under a usage-fee arrangement, further explain the nature of the rights and obligations under the usage fee. Specify what the usage fee is based on and the

length of time over which the fee is payable. Explain the rights and obligations of each of the parties in the event that the game device or game content fail during the term of the arrangement. In addition, at the termination of the arrangement, explain the rights and obligations of each of the parties. That is, tell us whether the customer continues to have rights to the gaming device and the game content. Tell us whether you have any history of granting concession to your customers over the term of the usage-fee arrangement, such as providing additional content or functionality to ensure payment of the previously agreed-upon amount.

2.   In your arrangements in which the customer purchases the gaming device and you provide the game content under a usage-fee arrangement, tell us how you considered the guidance in TPA 5100.76.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief